September 18, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attn: H. Roger Schwall, Assistant Director

Re:          Link Resources Inc.
Preliminary Proxy Statement on Schedule 14C
Filed June 4, 2009
File No. 0-53401

Dear Mr. Schwall:

On behalf of Link Resources Inc. (the “Company”), we are hereby filing a response to certain questions raised by the Staff of the Commission in its letter of comments dated June 25, 2009.  Set forth below is the Company’s responses to the Staff’s comments.

Proposal No. 1 – Approval of Amendment to Restated Certificate of Incorporation…

1.
Please supplement your disclosure to specify whether you presently have any plans, proposals, or arrangements to issue any of the proposed authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the proposed additional authorized shares of common stock.

Response:
In response to the Staff’s comment, the Company has supplemented its disclosure to specify that it does not have any plans, proposals or arrangements to issue any of the proposed authorized shares of common stock for any purpose, including future acquisitions and/or financings.

Creation of Black Check Preferred Stock

2.
We note in your filing that you state that you attach as Exhibit "A" the proposed Amendment to the Company's Articles of Incorporation, but do not include an Exhibit "A" with the filing. Please revise your filing to include the proposed Amendment to the Company's Articles of Incorporation.

Response:

In response to the Staff’s comment, the Company has revised its filing to include the proposed Amendment to the Articles of Incorporation as Exhibit A.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the fining; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Very truly yours,

/s/ Jeffrey Fessler